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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

    UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF
   ONE CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.) AND
       ONE CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B
                      LIMITED PARTNERSHIP INTEREST HELD BY
                              CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                 JOSEPH P. OTTO
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 103
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 amends the Schedule 14D-9 filed by Concord
Milestone Plus, L.P. (the "Partnership") on May 10, 2005 in response to the offer by Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund 3 (TE), LLC,
SCM-CMP Acquisition Fund, LLC, MacKenzie Patterson Fuller, Inc., Robert E. Dixon
and C.E. Patterson (the "Purchasers") in the Tender Offer Statement on Schedule
TO (the "Tender Offer") filed on April 27, 2005 to purchase any and/or all of the outstanding Equity Units, each of which consists of one Class A Interest and one Class B Interest, for a purchase price of $2.50 per Equity Unit.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended to add the following:

     (b)  Reasons.

          If any person or group controlled a majority of the outstanding Class
A Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited
Partners of the Partnership. Under Section 11.2 of the Partnership Agreement, a
majority in interest of the Limited Partners may do any of the following without the concurrence of the General Partner:

     o    amend the Partnership Agreement (except that no such amendment shall
          (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner's or interest holder's consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow
          Limited Partners or interest holders to take part in the control of the Partnership's business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General
          Partner's consent);

     o    dissolve the Partnership;

     o    remove the General Partner and elect a replacement therefor; and

     o    approve or disapprove the sale of all or substantially all of the assets of the Partnership.

In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the General
Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a General
Partner in violation of the Partnership Agreement.

If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A
Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.

The Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a majority of the outstanding Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 is hereby amended to add the following:

     As of May 19, 2005, 58,410 Class A Interests (representing approximately 4%
of the Class A Interests) and 58,410 Class B Interests (representing approximately 3% of the Class B Interests) had been transferred during the preceding 12 months. Under the terms of the Partnership Agreement, the limitations on the transfers of interests in the Partnership in Section 13.5 of the Partnership Agreement may not be waived. However, a majority in interest of the Limited Partners may be able to amend the Partnership Agreement to either remove the limitations on transfer or provide for a waiver of those limitations.

ITEM 9. EXHIBITS.

Exhibit 99(a)(2)(i)        Transmittal Letter from the Partnership dated May 10,
                           2005*

Exhibit 99(a)(2)(ii)       Transmittal Letter from the Partnership dated May 19,
                           2005

                           Property Management Agreement, by and between the
Exhibit 99(e)(1)           Partnership and Concord Assets Management, Inc.,
                           dated as of August 20, 1987, as amended January 22,
                           1988 and April 1988*

Exhibit 99(e)(2)           Administrative Services Agreement, by and between the
                           Partnership and Milestone Properties, Inc., dated as
                           of March 1, 2005*

* Incorporated herein by reference to the Partnership's Schedule 14D-9 filed on
  May 10, 2005

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/   Joseph P. Otto
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                                   (Signature)

                         Joseph P. Otto, Vice President
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                                (Name and title)

                                  May 19, 2005
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                                     (Date)

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